kpmg                                                                   EXHIBIT 3




               Consolidated Financial Statements of


               TRANSATLANTIC PETROLEUM CORP.


               As at December 31, 2000 and 1999 and for each of the years in the three year period ended December 31, 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of TransAtlantic Petroleum Corp. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2000, and shareholders' equity as at December 31, 2000 and 1999, to the extent summarized in note 12 to the consolidated financial statements.


Chartered Accountants
Calgary, Canada
April 9, 2001


COMMENTS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1(a) to the consolidated financial statements. Our report to the shareholders, dated April 9, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


Chartered Accountants
Calgary, Canada
April 9, 2001

TRANSATLANTIC PETROLEUM CORP.
Consolidated Balance Sheets

December 31, 2000 and 1999
(Thousands of U.S. Dollars)

================================================================================
                                                     2000         1999
--------------------------------------------------------------------------------
Assets

Current assets
   Cash and short-term investments                $    134      $    161
   Restricted cash                                       7           563
   Accounts receivable                                 300           275
   Other current assets                                 87            92
--------------------------------------------------------------------------------
                                                       528         1,091

Property and equipment (note 3)                      6,764         8,015

Note receivable (note 3)                             6,572         6,539

--------------------------------------------------------------------------------
                                                  $ 13,864      $ 15,645
================================================================================

Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable and accrued liabilities       $    726      $  1,704
   Indebtedness (note 4(a))                          2,500         2,882
--------------------------------------------------------------------------------
                                                     3,226         4,586

Shareholders' equity
   Share capital (note 5)                           29,138        26,633
   Deficit                                         (18,500)      (15,574)
--------------------------------------------------------------------------------
                                                    10,638        11,059

Basis of presentation (note 1)
Commitments and contingencies (note 7)
Subsequent events (notes 9 and 13)

--------------------------------------------------------------------------------
                                                  $  13,864     $  15,645
================================================================================


See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.
Consolidated Statements of Operations and Deficit

For the years ended December 31,
(Thousands of U.S. Dollars)

========================================================================================================================
                                                                       2000                1999               1998
------------------------------------------------------------------------------------------------------------------------
Revenues
      Oil and gas sales, net of royalties                           $ 32,065            $ 21,999            $  3,391
      Interest income                                                    552                 564                 328
------------------------------------------------------------------------------------------------------------------------
                                                                      32,617              22,563               3,719

Expenses
      Production
        Service fees                                                  28,203              21,453               3,113
        Other                                                          1,090                 970                 199
      Depreciation, depletion and amortization                         1,774                 800               1,120
      Loss on disposition of property and equipment                     --                  --                   196
      Write-down of oil and gas properties                             2,600                 889              10,365
      General and administrative                                       1,471               1,026                 597
      Interest and other                                                 170                 313                 815
------------------------------------------------------------------------------------------------------------------------
                                                                      35,308              25,451              16,405

------------------------------------------------------------------------------------------------------------------------
Loss before  the following                                            (2,691)             (2,888)            (12,686)

Gain on settlement of debt (note 4(b))                                 1,416                --                  --

------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                              (1,275)             (2,888)            (12,686)

Provision for foreign income taxes (note 6)                           (1,651)               --                  --

------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                                 (2,926)             (2,888)            (12,686)

Deficit, beginning of year                                           (15,574)            (12,686)            (14,878)

Reduction in stated capital (note 7)                                    --                  --                14,878

------------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                                $(18,500)           $(15,574)           $(12,686)
========================================================================================================================

Loss per share (note 8)                                             $  (0.04)           $  (0.05)           $   0.35)
========================================================================================================================

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.
Consolidated Statements of Cash Flows

For the years ended December 31,
(Thousands of U.S. Dollars)

=======================================================================================================================
                                                                       2000               1999                1998
-----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operating activities
      Net loss for the year                                         $ (2,926)           $ (2,888)           $(12,686)
      Items not involving cash
           Depreciation, depletion and amortization                    1,774                 800               1,120
           Write-down of oil and gas properties                        2,600                 889              10,365
           Other items not involving cash                                108                (249)                196
           Gain on settlement of debt                                 (1,416)               --                  --
-----------------------------------------------------------------------------------------------------------------------
                                                                         140              (1,448)             (1,005)
      Changes in non-cash working capital                                112                 853                (347)
-----------------------------------------------------------------------------------------------------------------------
                                                                         252                (595)             (1,352)

Investing activities
      Exploration and acquisition of oil and
        gas properties, net                                           (3,122)             (3,920)             (2,838)
      Past cost reimbursement (note 3(a))                               --                 3,828                --
      Proceeds from sale of property and equipment                      --                   109               3,877
      Changes in non-cash working capital                               (741)              1,159                (511)
-----------------------------------------------------------------------------------------------------------------------
                                                                      (3,863)              1,176                 528

Financing activities
      Issuance of common shares, net                                   2,152                 889                --
      Short-term borrowings                                            2,500                --                  --
      Repayments of indebtedness                                      (1,500)             (4,354)             (3,588)
      Changes in non-cash working capital                                432                  90                 857
-----------------------------------------------------------------------------------------------------------------------
                                                                       3,584              (3,375)             (2,731)

-----------------------------------------------------------------------------------------------------------------------
Decrease in cash and short-term investments                              (27)             (2,794)             (3,555)

Cash and short-term investments, beginning of year                       161               2,955               6,510

-----------------------------------------------------------------------------------------------------------------------
Cash and short-term investments, end of year                        $    134            $    161            $  2,955
=======================================================================================================================


Cash and short-term investments is comprised of unrestricted cash and investments with maturities of thirty days or less.

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.
Notes to Consolidated Financial Statements

Years ended December 31, 2000, 1999 and 1998
(U.S. Dollars)

--------------------------------------------------------------------------------

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of TransAtlantic Petroleum Corp. (the "Company") and its wholly-owned subsidiaries. The application of accounting principles generally accepted in the United States would have affected these consolidated financial statements to the extent summarized in note 12.

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates and assumptions; however, management believes that such differences would not be material.


1. BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING
POLICIES

  (a) Basis of presentation

      The consolidated financial statements have been presented on a going-concern basis which contemplates that the Company will continue to meet its obligations as they come due in the foreseeable future.

      To meet its obligations as they come due, the Company will likely be required to use existing cash on hand, cash flow from operations, the sale of properties, re-negotiatiate its debt obligations and issue additional debt or equity. The Company has entered into a letter of intent to provide a minimum capital infusion of $20 million (see note 13).

      If the going concern assumption were inappropriate, then adjustments would be necessary in the carrying value and classification of assets and the reported results of operations in the consolidated financial statements.

  (b) Nature of operations

      The Company is an independent oil and gas company amalgamated under the laws of Alberta for the purpose of exploring for, developing and producing crude oil, natural gas and natural gas liquids. The Company's current activities are primarily focused in Egypt and Nigeria and are conducted through various wholly-owned subsidiaries.

      The Company's viability, including the recoverability of the Company's oil and gas investments, and the results of its operations, is dependent upon the discovery of economically recoverable reserves, its ability to obtain the necessary financing to complete development of the reserves and the future profitable production from its developed reserves. Inherent in these requirements is the importance of product prices and the costs of acquiring, finding, developing and producing crude oil and natural gas reserves. The prices received by the Company or its subsidiaries from the sale of their crude oil and natural gas production are subject to fluctuations in response to changes in supply, market uncertainty and a variety of factors beyond the Company's control.

1. BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  (c) Oil and gas properties

      Under the full cost method of accounting, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves in cost centers on a country-by-country basis. Costs associated with production and general corporate activities are expensed in the period incurred. Proceeds from the sale of oil and gas properties are applied against capitalized costs, and gains or losses are not recognized unless the sale would alter the depletion rate by more than 20%.

      The Company computes the provision for depreciation, depletion and amortization of oil and gas properties using the unit-of-production method based upon production and estimates of proved reserve quantities as determined by independent reservoir engineers. Unevaluated property costs are excluded from the amortization base until the properties associated with these costs are evaluated and determined to be productive or become impaired. Depreciation of furniture, fixtures and computer equipment and software is provided for on the straight-line basis at rates between three and seven years designed to amortize the cost of the assets over their estimated useful lives.

      The net carrying value of the Company's oil and gas properties is limited to an estimated recoverable amount. This amount is determined by estimating the amount of future net revenues from proved properties based on period-end prices less future production, general and administrative, financing and site restoration costs and production and income taxes, together with the value of unproved properties at the lower of cost and realizable value on a country-by-country basis. When it is determined that the net realizable value is less than the carrying value of the oil and gas properties, the impairment is charged to income.

      Where appropriate, provisions are made in the accounts for estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life. Costs are based on estimates valued at year-end prices and in accordance with the current legislation and industry practices. The annual provision is computed on a unit-of-production basis and is recorded as an expense for the year.

      A substantial portion of the Company's activities are conducted jointly with industry partners and the accompanying consolidated financial statements reflect only the Company's proportionate interest in such activities.

1. BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  (d) Foreign currency translation

      Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates in effect at the transaction dates for non-monetary items. Income and expenses are translated at the average exchange rates in effect during the applicable period. Exchange gains or losses are included in operations in the period incurred, except for unrealized gains and losses on long-term monetary items which are deferred and amortized to earnings over their remaining term.

  (e) Stock option policy

      The Company has one stock-based compensation plan that is detailed in note 5(c). No compensation expense is recognized for this plan when stock options are granted. Consideration received upon the exercise of stock options is credited to share capital.

  (f) Income taxes

      Effective January 1, 2000, the Company has adopted the new income tax accounting standard, the liability method, retroactively without restatement of prior periods. There has not been any change in the Company's deficit or future income taxes as a result of adopting the new income tax accounting standard.

      The Company recognizes future tax liabilities and assets for the expected future tax consequences, if any, of temporary differences between the tax and financial reporting bases of the Company's asset and liabilities.


  2.  BUSINESS COMBINATION

      On October 19, 1998, the Company entered into an Arrangement Agreement with GHP Exploration Company ("GHP"), a Yukon Territory corporation, and on November 24, 1998 the shareholders of GHP approved the Arrangement. On December 1, 1998, the Company and GHP completed the Arrangement and the Company acquired all of the issued and outstanding common shares of GHP. The Company was then re-named TransAtlantic Petroleum Corp.

      The acquisition was accounted for using the purchase method and, accordingly, the results of operations of GHP were included in the consolidated financial statements from the date of acquisition of December 1, 1998. Pursuant to the terms of the Arrangement Agreement, each common share of GHP was exchanged for 0.87 common shares of the Company. The Company issued a total of 19,003,828 common shares having a fair market value of $9.1 million.

3. PROPERTY AND EQUIPMENT

=================================================================================================
                                                   Accumulated
                                                   depletion,
                                                   depreciation                         Net book
     2000                               Cost     and amortization     Write-downs         value
-------------------------------------------------------------------------------------------------
Crude oil and natural gas
  properties
   Nigeria                            $11,559          $10,363          $  --            $ 1,196
   Egypt                                7,930            1,024            2,600            4,306
   United States                        2,079              896             --              1,183

Furniture, fixtures and
  other assets                            377              298             --                 79

-------------------------------------------------------------------------------------------------
                                      $21,945          $12,581          $ 2,600          $ 6,764
=================================================================================================

     1999
-------------------------------------------------------------------------------------------------

Crude oil and natural gas
  properties
   Nigeria                            $11,642          $ 9,841          $  --            $ 1,801
   Egypt                                5,071             --               --              5,071
   United States                        1,730             --                728            1,002
   Other                                  161             --                161             --

Furniture, fixtures and
  other assets                            376              235             --                141

-------------------------------------------------------------------------------------------------
                                      $18,980          $10,076          $   889          $ 8,015
=================================================================================================

   As at December 31, 2000, the Company wrote down the carrying amount of its Egyptian properties by $2.6 million as a result of the application of the ceiling test.

  (a) The carrying value of property and equipment is subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors. Future events could materially change the carrying values recognized in the accompanying consolidated financial statements.

      During 1996, Summit Oil and Gas Worldwide Ltd. ("SOGW") signed a service contract with Nexen Oilfield Services Nigeria Limited ("Nexen"), formerly CXY Nigeria Oilfield Services Limited, with respect to the Ejulebe field. The terms of the contract required Nexen to fund the drilling, completion and equipment costs of the Ejulebe field, incur certain other expenditures and reimburse SOGW for prior costs incurred ("Past Cost Reimbursement") upon the Ejulebe field reaching one million barrels of cumulative oil production, which occurred in 1999. In February and March 1999, the Company was credited $10.0 million from Nexen in satisfaction of the Past Cost Reimbursement; $3.8 million in cash and $6.2 million in satisfaction of the Nexen loan.

      During 1996, Nexen advanced $5.0 million to SOGW bearing interest at LIBOR plus 3% per annum in respect of the service contract. SOGW advanced these funds to the Chairman of Atlas Petroleum International Limited ("Atlas"), bearing interest at LIBOR plus 3% per annum and in return received, as security for the loan, an assignment from Atlas of certain rights as to distributions from cash flows from the OML-109 Concession offshore Nigeria. Interest on the note has been recognized to the extent received, which equaled $0.6 million in 1999 and $0.5 million in 2000. In February 2001, Atlas assumed the obligation to repay the note, due February 2004 and agreed to assign a portion of its proceeds from the OML-109 Concession to the Company for application against the note until the note is paid in full. The note revision is currently awaiting approval by Atlas' board of directors. Consequently, the note has been reclassified from property and equipment to note receivable as at December 31, 2000 and 1999.

      Under the service contract, Nexen paid all of the capital, which totaled in excess of $100.0 million, to drill development wells and install a production platform and pipeline for the Ejulebe field. Nexen is paid a service fee by SOGW and Atlas out of production revenues. The service fee is comprised of several components including a return of capital invested by the service contractor. Currently, all production revenues, after payment of royalties, are paid to Nexen. The Ejulebe field only becomes profitable to the Company after Nexen's invested capital is repaid.

  (b) The Company has a 30% working interest in the West Gharib Concession and a 25% working interest in the Central Sinai Concession, both of which are in Eqypt. The recorded balances for the Company's United States properties primarily relate to unproved prospects. During 1998, the Company disposed of certain properties in the U.S. for total proceeds of $3.8 million.

  (c) At December 31, 1998, the Company wrote down the carrying value of its Nigerian oil and gas properties by $8.4 million as a result of the application of the ceiling test. In addition, $1.6 million of costs were written off during 1998 in relation to a property in Benin as it was abandoned.

  (d) A total of $1.0 million and $1.2 million of overhead costs incurred during the years ended December 31, 2000 and 1999, respectively, related to exploration and development activities was capitalized.

4. INDEBTEDNESS

  (a) Credit facility

      On November 7, 2000, the Company executed an eighteen-month $2.5 million short-term loan under a credit facility providing for monthly principal payments with interest at 12% and escalating 3% every six months. Under the terms of the credit facility, as amended effective January 31, 2001, the Company also agreed to deliver the proceeds of all net cash flows earned from the Company's interest in the Hana field, West Gharib Concession, prior to June 30, 2001 in satisfaction of any outstanding principal and interest payments then currently due. The amended agreement requires the Company to make monthly principal and interest installments of $100,000 beginning January 31, 2001. Prior to July 1, 2001, the Company may satisfy the monthly payment due by the issuance of shares of the Company at a discount to the average trading price of the Company's shares for 10 days prior to the applicable month-end. The Company elected to satisfy the payments due for January 2001 and February 2001 with the delivery of 1,678,326 common shares of the Company, subject to regulatory approval. The Company also expects to satisfy the payment due for March 2001 with the delivery of common shares. Under the terms of the credit facility, the Lender has the right, during the first twelve months, to convert the outstanding balance to common shares of the Company at $0.20 per share. This increases to $0.25 per share in the final six months of the facility. The Company also paid a fee to the Lender in the amount of 1,785,714 common shares at an ascribed value of $0.145 per common share.

  (b) Gain on settlement of debt

      During 2000, the Company paid cash of $1.5 million to settle an obligation in the amount of $3.1 million, resulting in a gain on settlement, after related expenses, of $1.4 million.

  (c) Convertible unsecured debenture

      In April, 1999, the Company entered into an Amending Supplemental Trust Indenture allowing for the early redemption of its Cdn. $9.0 million (approximately $5.9 million U.S. dollars) 7% convertible debentures whereby the debenture holders were paid $3.6 million in cash and received
      9.144 million common shares of the Company at an ascribed price of $0.25 per share.

5. SHARE CAPITAL

  (a) Authorized

      Unlimited number of common shares, without par value

  (b) Issued

================================================================================
                                                          Number of
      (In thousands)                                       Shares     Amount
--------------------------------------------------------------------------------
      Balance, December 31, 1998                           53,485    $ 23,484
         Issuances of stock                                 4,880         930
         Conversion of debentures                           9,144       2,286
         Issue costs                                         --           (67)
--------------------------------------------------------------------------------
      Balance, December 31, 1999                           67,509      26,633
         Issuances of stock (note 5(d))                    11,875       2,400
         Issuances of stock on indebtedness (note 4(a))     1,786         259
         Issue costs                                         --          (154)

--------------------------------------------------------------------------------
      Balance, December 31, 2000                           81,170    $ 29,138
================================================================================

  (c) Stock option plan

      The Company has a directors and management Stock Option Plan under which
      7.75 million common shares were reserved for issuance as at December 31, 2000. These options are granted with a five year expiry. Details of the Company's plan as at December 31, 2000 and 1999, and changes during the years, are presented below.

      At December 31, 2000, grants were 63,000 common shares in excess of the number of common shares authorized for issuance under the Plan. The Company will submit for approval by its shareholders at the next annual general meeting, a resolution to increase the number of common shares authorized for issuance under the Plan.

========================================================================================
                                               2000                         1999
                                     --------------------------   ----------------------
                                                     Weighted                   Weighted
                                        Number        average       Number       average
                                            of       exercise           of      exercise
                                       options          price      options         price
----------------------------------------------------------------------------------------
  Outstanding at beginning of year       5,773         $ 0.44        4,764        $ 0.84
    Granted                              2,265           0.16        3,120          0.20
    Cancelled and expired                 (200)          1.26       (2,111)         0.98

----------------------------------------------------------------------------------------
  Outstanding at end of year             7,838         $ 0.36        5,773        $ 0.44
========================================================================================

  Exercisable at end of year             7,838         $ 0.36        5,478        $ 0.40
========================================================================================


      The following table summarizes information about stock options as at December 31, 2000


                            Options Outstanding                                         Options Exercisable
    --------------------------------------------------------------------------------------------------------
                                                             Weighted-
                                                              Average
      RANGE OF PRICES                           Remaining     Weighted-                        Weighted -
    -----------------------       Number       Contractual     Average          Number          Average
        Low         High       Outstanding        Life      Exercise Price    Exercisable    Exercise Price
    --------------------------------------------------------------------------------------------------------
      $ 0.15       $ 0.20          4,970          3.06          $ 0.18           4,970          $ 0.18
        0.26         0.57          2,138          2.43            0.49           2,138            0.49
        0.67         2.11            730          1.15            1.26             730            1.26

    --------------------------------------------------------------------------------------------------------
      $ 0.15       $ 2.11          7,838          2.71          $ 0.36           7,838          $ 0.36
    ========================================================================================================


  (d) Warrants

      The Company has the following warrants outstanding at December 31, 2000

    ====================================================================================
                                              Units      Exercise
                                        outstanding         price                Expiry
    ------------------------------------------------------------------------------------
      July 1999 warrants                  2,325,000      $   0.25         June 30, 2001
      January 2000 warrants               5,000,000          0.25         July 31, 2001
      January 2000 broker warrants        1,000,000          0.25         July 31, 2001
      May 2000 warrants                     960,000          0.25          May 31, 2001

    ------------------------------------------------------------------------------------
                                          9,285,000
    ====================================================================================

      On July 21, 1999, the Company completed a private placement of 4.65 million units at $0.20 per unit for gross proceeds of $0.9 million. Each unit consisted of one common share and one-half common share purchase warrant.

      On January 28, 2000, the Company completed a brokered private placement totaling 10 million units for gross proceeds of $2.0 million. Each unit cost $0.20 and consisted of one common share and one-half common share purchase warrant.

      On May 31, 2000, the Company completed a private placement totaling 1.6 million units for gross proceeds of $0.3 million. Each unit cost $0.19 and consisted of one common share and 0.60 of one common share purchase warrant.

      In addition, in May 2000, the Company issued 100,000 common shares to the Company's 401(k) retirement plan, and issued 175,000 common shares to former employees under a previously accrued December 1998 severance agreement.

6. INCOME TAXES

   The income tax provision differs from the amount which would be obtained by applying the Canadian basic federal and provincial income tax rate to the income (loss) for the year as follows

   =========================================================================
                                             2000         1999        1998
   -------------------------------------------------------------------------
    Statutory tax rate                        44.6%       44.6%       44.6%

    Expected income tax recovery           $  (569)    $(1,288)    $(5,658)

    Increase (decrease) resulting from:
       Foreign tax provision - Egypt         1,651        --          --
       Differences in foreign tax rates        165        --          --
       Unrecognized benefit of losses          404       1,288       5,658

   -------------------------------------------------------------------------
                                           $ 1,651     $  --       $  --
   =========================================================================

   The components of the net future income tax asset at December 31, 2000 is as follows

   =========================================================================
      Future income tax assets
         Property and equipment                                      $  302
         Operating loss carry-forwards                                3,372
         Share issue costs                                              290

      Valuation allowance                                            (3,964)

   -------------------------------------------------------------------------
      Net future income tax asset                                    $    -
   =========================================================================

   All of the Company's Egyptian operations are conducted through wholly-owned Bermuda corporations. Except for income taxes, the Egyptian General Petroleum Corporation ("EGPC") and the Concession Partners are exempted from all other taxes or duties to the Egyptian government or municipalities. In accordance with the provisions of Egyptian concession agreements, EGPC's share of revenues includes Egyptian income taxes and government royalties attributable to the Company, which are paid directly by EGPC. Out of EGPC's share of production, EGPC is required to pay, on behalf of the Company, all Egyptian government royalties and the Company's Egyptian income taxes. Accordingly, the revenues of the Company and the provision for income taxes includes the tax effect of the benefit received by the Company attributable to such tax payments made by EGPC.

   The Company and its wholly-owned subsidiaries have accumulated losses or resource related deductions available for income tax purposes in Canada, the United States, Nigeria and in Egypt. No recognition has been given in these consolidated financial statements to the future benefits that may result from the utilization of these losses for income tax purposes.

7. REDUCTION IN STATED CAPITAL

   On June 9, 1998, the shareholders of the Company approved a special resolution authorizing a reduction in stated capital in respect of the common shares by $14.9 million, which resulted in a corresponding reduction in the accumulated deficit.


8. LOSS PER SHARE

   The Company retroactively adopted the use of the treasury stock method for calculating diluted per share amounts. Previously, the Company used the imputed earnings method to calculate the dilution.

   Per common share amounts were calculated using a weighted average number of shares outstanding at December 31, 2000 of 78,209,970 (1999 - 61,685,180;
   1998 - 36,064,916). Common share equivalents relating to options and share purchase warrants were not included in the weighted average number of shares for December 31, 2000 since their inclusion would not have been dilutive. There has been no effect to the per share amounts as a result of the adoption of this policy.


9. COMMITMENTS AND CONTINGENCIES

  (a) Several of the wholly-owned subsidiaries (the "Subsidiaries") of the Company were parties to an arbitration brought by a group of minority shareholders (the "Claimants") of Tarpon Benin S.A. which sought, among other things, damages in an amount sufficient to perform certain alleged obligations which the Claimants contend are required to be performed by the Subsidiaries pursuant to the terms of a shareholder agreement. By a ruling dated September 9, 2000, the arbitrator ruled that the Subsidiaries had breached the Shareholder Agreement and assessed damages of $1.8 million and that the Company was liable under its guarantee. The Company contested the arbitrator's award in the U.S. District Court for the Southern District of Texas. In March 2001, the U.S. District Court vacated the arbitrator's award and ruled in favor of the Company. Subsequently in March 2001, the U.S. District Court also vacated the arbitrator's award and ruled that the arbitrator had exceeded his authority in assessing damages against the Subsidiaries. Both judgments have been appealed by the Claimants. No provision for any possible loss with respect to this contingency has been made in the consolidated financial statements.

  (b) As at December 31, 2000, future minimum annual lease payments under operating lease agreements for office premises and equipment for the next five years are approximately $0.6 million in years 2001 and 2002, and $0.5 million in years 2003 and 2004.

10.   SEGMENT INFORMATION

   As at December 31, 2000, the Company and its subsidiaries operate in one reportable segment, the exploration for, and the development and production of crude oil and natural gas. Identifiable assets, revenues and net loss (income) in each of its geographic areas are as follows

                                 Identifiable                       Net Loss
    2000                               Assets       Revenues        (Income)
    ----------------------------------------------------------------------------
                                                  (in thousands)
    Nigeria                          $  8,210       $ 28,311       $    697
    Egypt                               4,446          4,071          1,979
    United States                       1,143            235            972
    Canada                                 65           --              296
    Benin                                --             --           (1,321)
    Others                               --             --              303

    ----------------------------------------------------------------------------
                                     $ 13,864       $ 32,617       $  2,926
    ============================================================================

    1999
    ----------------------------------------------------------------------------

    Nigeria                          $  8,685       $ 22,423       $    574
    Egypt                               5,110             15            (15)
    United States                       1,772            125          1,304
    Canada                                 64           --              533
    Others                                 14           --              492

    ----------------------------------------------------------------------------
                                     $ 15,645       $ 22,563       $  2,888
    ============================================================================

    1998
    ----------------------------------------------------------------------------

    Nigeria                          $ 12,627       $  3,649       $  9,172
    United States                       6,241             28             80
    Egypt                               2,297           --                2
    Benin                                --             --            1,613
    Canada                                311             42          1,417
    Tunisia                                12           --              402

    ----------------------------------------------------------------------------
                                     $ 21,488       $  3,719       $ 12,686
    ============================================================================


11.   FINANCIAL INSTRUMENTS

  (a) Fair value

      The fair value of the Company's financial instruments at December 31, 2000 of cash and short-term investments, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values. In the case of indebtedness, the fair value at December 31, 2000 approximates the carrying amount.

  (b) Credit risk

      The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its note receivable. The Company has obtained collateral to support the financial instrument and does not anticipate loss for non-performance.



12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as they pertain to the Company's consolidated financial statements, are not materially different from United States generally accepted accounting principles ("U.S. GAAP") except as follows

  (a) Reconciliation of Canadian GAAP Loss and Deficit to U.S. GAAP Net Loss and Deficit

      The effect on the loss for each of the years in the three year period ended December 31, 2000 of the differences between Canadian GAAP and U.S. GAAP is summarized as follows

    ========================================================================================
                                                   2000             1999           1998
    ----------------------------------------------------------------------------------------
    Loss for the year under Canadian
      GAAP                                   $     (2,926)   $     (2,888)   $    (12,686)
    Debt conversion expense (iii)                    --            (5,003)           --
    Difference arising from application of
      U.S. GAAP ceiling test (i)                     (500)           --              (488)

    ----------------------------------------------------------------------------------------
    Loss for the year under U.S. GAAP              (3,426)         (7,891)        (13,174)

    Deficit, beginning of year under U.S.
      GAAP (iv)                                   (35,943)        (28,052)        (14,878)

    ----------------------------------------------------------------------------------------
    Deficit, end of year under U.S. GAAP     $    (39,369)   $    (35,943)   $    (28,052)
    ========================================================================================

    Net loss per share, basic                $      (0.04)   $      (0.13)   $      (0.37)
    Weighted average shares for
      basic EPS                                78,209,970      61,685,180      36,064,916
    ========================================================================================

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

  (a) Reconciliation of Canadian GAAP Loss and Deficit to U.S. GAAP Net Loss and Deficit (continued)

      (i) There are certain differences between the full cost method of oil and gas accounting as applied in Canada and as applied in the United States. The Company has reviewed such differences and determined that, except as discussed below, no material variances in consolidated financial statement balances would have resulted from the application of full cost accounting in accordance with U.S. GAAP.

            The Company has completed ceiling test calculations in accordance with U.S. GAAP at December 31, 2000, 1999 and 1998. At December 31, 2000 and 1998, the U.S. GAAP ceiling tests results in an additional impairment of $0.5 million for each year. These differences would increase the Company's net loss for the years ended December 31, 2000 and 1998 and would reduce the Company's total assets and shareholders' equity at December 31, 1998 and subsequent periods. The ceiling test computed under U.S. GAAP did not result in any differences as at December 31, 1999.

      (ii) In accordance with U.S. GAAP (and Canadian GAAP, effective January 1, 2000), the liability method of accounting for income taxes is used instead of the deferral method. Under the liability method, current and deferred income taxes are recognized, at currently enacted rates, to reflect the expected future tax consequences arising from the difference between transactions recorded in the financial statements and those in income tax returns. In addition, purchase price adjustments arising from business combinations are grossed up for the related income tax impact under U.S. GAAP.

            No adjustments to the consolidated financial statements are required with respect to the accounting for income taxes.

      (iii) In accordance with U.S. GAAP Statement of Financial Accounting Standards ("SFAS") No. 84, Induced Conversions of Convertible Debt, the Company has recorded debt conversion expense.

      (iv) The reduction in stated capital recorded during 1998 under Canadian GAAP would have to be reversed under U.S. GAAP. As a result, the Company's shareholders' equity under U.S. GAAP at December 31, 1999 and subsequent periods would be restated.

      (v) The gain on settlement of debt recorded during 2000 under Canadian GAAP would be considered as an extraordinary item under U.S. GAAP.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

  (b) The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to third parties are accounted for at their fair values in accordance with SFAS No. 123.

      No adjustments to the consolidated financial statements are required with respect to the accounting for stock options, except for the inclusion of the additional disclosures below.

      During the years ended December 31, 2000 and 1999, the Company granted options to employees, directors and officers which, for purposes of reconciling to U.S. GAAP, have been accounted for in compliance with APB
      25. All were granted with exercise prices at market price of the Company's stock on the date of grant. Accordingly, no compensation expense is recorded in the Company's statement of operations and deficit.

      The Company has calculated the fair value of stock options granted to employees using the Black-Scholes option pricing model with the following weighted-average assumptions

      =====================================================================
                                            2000         1999       1998
      ---------------------------------------------------------------------
      Risk free interest rate              5.74%        5.55%       5.15%
      Volatility                           4.93%        6.13%       5.27%
      Expected option life (in years)       5.0          5.0         4.5
      Dividend yield                          0%           0%          0%
      =====================================================================


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

 (b)  (continued):

      Had the Company determined compensation cost based upon the fair value at the grant date for its stock options under SFAS No. 123, the Company's pro forma net loss per share amounts would have been as follows

      ======================================================================
                                            2000         1999       1998
      ----------------------------------------------------------------------

      Net loss under U.S. GAAP
      As reported                      $   2,926   $    2,888    $12,686
      Pro forma                            3,102        3,040     12,999
      ======================================================================

      Net loss per common share
      As reported                      $    0.04   $     0.05    $  0.35
      Pro forma                             0.04         0.05       0.36
      ======================================================================


  (c)  Supplementary disclosures required under U.S. GAAP are as follows

      ======================================================================
                                                         2000       1999
      ----------------------------------------------------------------------

      Components of change in non-cash working capital
         Restricted cash                            $     556     $1,187
         Accounts receivable                              (62)       167
         Accounts payable and accrued liabilities         (94)      (583)
         Other                                              5         82

      ----------------------------------------------------------------------
                                                    $     405     $  853
      ======================================================================

 (d)  Additional disclosures required under U.S. GAAP

      The components of accounts payable and accrued liabilities are as follows

      ======================================================================
                                                         2000       1999
      ----------------------------------------------------------------------

      Accounts payable                              $     355     $  494
      Accrued liabilities                                 371      1,210

      ----------------------------------------------------------------------
                                                    $     726     $1,704
      ======================================================================

13.   SUBSEQUENT EVENT

   On March 9, 2001, the Company executed an Amended and Restated Letter of Intent with Protium Energy Group, Inc. ("Protium") of Dallas, Texas (the "Protium LOI"), to engage in the private offering of units to purchase shares of the Company and which, among other things, would seek to combine certain companies controlled by Protium with the Company and fund a minimum of $20.0 million, and up to $45.0 million. The use of proceeds includes approximately $8.7 million of proposed expenditures of the Company. In connection with the execution of the Protium LOI, the Company also secured a temporary bridge loan of up to $1.0 million ($250,000 of which was provided to the Company on March 27, 2001), bearing interest at 12% per annum and due September 30, 2001, from an affiliate of Protium in exchange for assignments of collateral, including a second interest in the shares of a subsidiary of the Company. The lender has the right at any time during the term of the loan to convert the principal into common shares of the Company based on the average trading price of the common shares for the 30 trading days prior to conversion.

   The Protium LOI also provides for

   (i) a 5:1 share consolidation (reverse stock split) of the outstanding shares of the Company;

  (ii) as part of the unit offering at $1.00 per unit, the Company will pay a commission of $0.10 per unit and the issue of 1/20th of a share purchase warrant at $1.50 per whole warrant with a one year term, and 1/20th of a share purchase warrant at $2.00 per whole warrant with a three year term;

 (iii) the Company acquiring proved reserves on a present value basis discounted at 20%, the purchase price of which will be payable in common shares of the Company valued at $1.00 per post-consolidation share, to a maximum of 35.0 million post-consolidation common shares;
  (iv) Protium making available to the Company a non-exclusive worldwide license for a gas-to-liquids conversion process, with license fees to be paid on a site-specific basis when the licensed technology is utilized; and

   (v) a break fee of four million pre-consolidation common shares in the event the transaction is not approved by the Company's shareholders.

   The transactions contemplated by the Protium LOI are subject to negotiation and execution of mutually agreeable definitive agreements, escrow of the private placement funds and shareholder and regulatory approvals. There is no assurance that the proposed transaction will be completed or that it will be completed on the same terms as currently contemplated.